March 5, 2009

David S. Seltzer
President & Chief Executive Officer
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701

Re: **Hi-Tech Pharmacal Co., Inc**.
Form 10-K for Fiscal Year Ended April 30, 2008
Filed July 14, 2008
File No. 000-20424

Dear Mr. Seltzer:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.- Business, page 3

Customers, page 5

1. You state that your top five customers accounted for approximately 49% of your total sales for the fiscal year ended April 30, 2008 and that three of those five, McKesson Corporation, AmerisourceBergen and Cardinal Health accounted for 15%, 10% and 10% of net sales, respectively. You also state that the loss of, or a material reduction in purchases by, any one of your five major customers may result in a material adverse effect on your business and financial condition.

Please revise to clarify whether you have an agreement with any of your five major customers and, should you have such an agreement, provide a description of each of the material terms of the agreement. This description should include, but not necessarily be limited to, payment, term and termination provisions, together with any other rights obtained and material obligations. In addition, you should exhibit copies of any such agreement to your filing. Alternatively, please provide us with a detailed explanation of why you are not substantially dependant on any such agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Raw Materials, page 6

2. You state that, "the active compounds for (y)our products . . . are purchased from specialized manufacturers and are essential to (y)our business and success." You further note that, in certain instances, there is only one FDA-approved supplier for some of these raw materials. Please revise to clarify whether you have an agreement with some or all of these suppliers and, should you have an agreement, provide a description of each of the material terms of the agreement, including whether or not the agreement is a requirements contract. This description should include, but not necessarily be limited to, payment, term and termination provisions, together with any other rights obtained and material obligations. In addition, you should exhibit copies of any such agreement to your filing. Alternatively, please provide us with a detailed explanation of why you are not substantially dependant on any such agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors, page 9

3. Your risk factor disclosure should be revised to provide additional information about the specific risks facing your company. In particular, you should replace the headings you use to introduce each risk factor with a sentence that succinctly describes the actual risk that is relevant to your facts and circumstances. Furthermore, please review the content of each of your risk factors to ensure that you avoid boilerplate language describing a generic risk and that your disclosure contains information pertinent to your company. For example, please note the following:

    *   In your risk factor, "Unapproved Products," you do not state how many of your products are currently being sold without ANDAs, you do not list any of them, and you do not indicate how much of your total revenue is attributable to such products;

    *   Your risk factor, "Delays in New Product Introductions," omits any disclosure about a new product you are developing that has experienced any of the difficulties in obtaining FDA approval you cite; and

- The risk factor, "Industry is Highly Competitive," does not mention any of your actual competitors nor does it describe how their presence in the marketplace has impacted your revenues, marketing strategy, etc.

We feel that you can enhance your risk factors by incorporating more company-specific material into each of them.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 19

Critical Accounting Policies

Revenue Recognition And Accounts Receivable, page 24

4. Please revise your disclosure to:
   - Explain why Accounts Receivable increased $9 million at April 30, 2008 compared to April 30, 2007.
   - Explain why you believe your accounts receivable is collectible.
   - Explain why the allowance for doubtful accounts did not increase significantly as well.
   - Provide an aging for the periods presented.
   - Explain why accounts receivable increased significantly compared to the increase in sales.

5. Discuss the reasons why sales in the fourth quarter ended April 30, 2008 were significantly higher than the previous three quarters. Refer to Note Q to the financial statements.

Adjustments For Returns And Price Adjustments, page 24

6. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Inventories

Inventory Reserve, page 26

7. Regarding your estimate of inventory reserve and the significant assumptions underlying the estimate, please disclose how accurate it has been in the past, how much it has changed in the past, whether it is reasonably likely to change in the future, and, if so, whether any reasonably likely change would be material. In so doing, please provide a roll forward of the estimate that includes the following

for all periods presented: (a) beginning balance, (b) current provision, (e) actual charge offs and (f) ending balance.

8. Disclose, if material, your policy to account for pre-launch inventories and quantify any capitalized amounts at the end of each period presented.

Contractual Obligations, page 26

9. You state that as of April 30, 2008, you are not involved in any contractual obligations. However, you note elsewhere in your filing that you have assumed the lease on the 15,000 sq. ft. facility previously held by Midlothian Laboratories, as part of your asset purchase of the company. Please revise your disclosure to include, pursuant to Item 303(a)(5) of Regulation S-K, information concerning this lease obligation in tabular form or, alternatively, please provide us with a detailed explanation of why this leasehold does not fall under the definition of either "Capital Lease Obligation" or "Operating Lease Obligation," as those terms are defined in FASB Statement of Financial Accounting Standards No. 13, *Accounting for Leases* (November 1976). In addition, you should exhibit copies of this lease to your filing. Alternatively, please provide us with a detailed explanation of why you believe this lease is not material pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Item 11. Executive Compensation, page 31

Compensation Discussion & Analysis, page 32

10. We note the following statements you make concerning your executive compensation program:

*   "The program is designed and administered to . . . provide a balance of total compensation opportunities . . . that are competitive with similarly situated companies;" and

*   "(t)he Compensation Committee also took into account the amount of Mr. Seltzer's compensation relative to chief executive officers of comparable companies."

If the Compensation Committee sets, adjusts or references compensation based on information gathered from a peer group of companies, please identify the peer companies, describe the information gathered about them and how your compensation compared, and explain how you used this data in making your determinations.

11. We note the following statements you make with regard to performance goals utilized in determining total compensation:

- "The Compensation Committee may also consider qualitative corporate and individual factors . . . includ(ing) . . . the attainment of specific financial goals;"

- "The Committee believes that the short term bonus plan promotes the Company's performance-based compensation philosophy by providing executives with direct financial incentives in the form of annual cash bonuses for achieving specific performance goals;"

- "(The) Executive Bonus Plan may be based on the Company meeting certain fiscal goals and also taking into account, among other things, progress towards strategic objectives not fully measured by pre-tax net income;" and

- "(William Peters's) agreement provides for annual bonuses to be determined in accordance with performance goals set by the Compensation Committee of the Board of Directors and the President of the Company."

None of these statements provides sufficient explanation as to the Compensation Committee's process in determining bonuses. The specific performance and financial goals you cite should be described, together with the Committee's analysis as to whether, and to what extent, such goals were achieved and how the achievement or failure to achieve these goals impacted the Committee's decisions with regard to this component of executive compensation.

Persons covered, page 34

12. Your tabular disclosure and discussion of executive compensation is incomplete. Item 402(a)(3) of Regulation S-K requires disclosure concerning your Principal Executive Officer (PEO), your Principal Financial Officer (PFO), and your three most highly compensated executive officers other than your PEO and PFO. Although the filing provides disclosure concerning yourself, and William Peters, your Chief Financial Officer, the disclosure omits any compensation information with regard to any other company officers. The individuals listed as "Significant Employees" in Item 10 may qualify for inclusion under this Item. Pursuant to the instructions to Item 402(a)(3), you are to revise this Item to include the three most highly compensated company officers other than the PEO and PFO, provided, that the total compensation of such persons exceeds $100,000. Please note that, to the extent you revise your tabular disclosure in accordance with this comment, you should also revise your Compensation Discussion & Analysis to include the required disclosure for the additional Named Executive Officer

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeff Riedler, Assistant Director, at (202) 551- 3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant